UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Dynacq Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26779V105

(CUSIP Number)

Bert Chan 3836 Oberlin St. Houston, Texas 77005 (713) 875-3795

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26779V105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eric K. Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 199,811
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 199,811
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26779V105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bert Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 218,962
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 218,962
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 218,962
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26779V105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip S. Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 420,744
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 420,744
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 420,744
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26779V105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chan Chang Chin Ying
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 719,643
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 719,643
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 719,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26779V105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward K. Chiu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 190,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 190,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Dynacq Healthcare, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 4301 Vista Road, Pasadena, Texas 77504.

Item 2. Identity and Background.

This Schedule 13D is being filed by Eric K. Chan, Bert Chan, Philip S. Chan, Chan Chang Chin Ying and Edward K. Chiu (collectively, the “Reporting Persons”).

Eric K. Chan is a citizen of the United States and his principal business address is the Company’s address at 4301 Vista Road, Pasadena, Texas 77504. Mr. Chan is the Chief Executive Officer and President of the Company. He is also a director of the Company.

Bert Chan is a citizen of the United States and his address is 3836 Oberlin St., Houston, Texas 77005. Mr. Chan does not currently have a principal occupation or employment.

Philip S. Chan is a citizen of the United States and his principal business address is the Company’s address at 4301 Vista Road, Pasadena, Texas 77504. Mr. Chan a director of the Company. Philip S. Chan is currently on paid administrative leave from his position as our Chief Financial Officer of the Company pending the results of the investigation described in the Company’s Form 8-K filed with the Securities and Exchange Commission on August 9, 2012.

Chan Chang Chin Ying is a citizen of Hong Kong and her address is Flat E 4/F, Oscar Court, 232-242 Fa Yuen St., Kowloon Hong Kong. Ms. Ying does not currently have a principal occupation or employment.

Edward K. Chiu is a citizen of the United States and his address is 11205 Bellaire, STE. B-24, Houston, Texas 77072. Mr. Chiu’s present principal occupation or employment is in construction with Echo Construction, which is located at 11205 Bellaire, STE. B-24, Houston, Texas, 77072.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Eric K. Chan owns 199,811 shares of Common Stock. These shares were acquired by Mr. Chan as a gift from his father, Chiu M. Chan, in July 1992.

Bert Chan owns 218,962 shares of Common Stock. These shares were acquired by Mr. Chan as a gift from his father, Chiu M. Chan, in July 1992.

Philip S. Chan owns 420,744 shares of Common Stock, which includes options to acquire 100,000 shares of Common Stock which are currently exercisable. 320,744 of these shares were acquired by Mr. Chan in July 1992 through the use of his personal funds. The remaining 100,000 shares represent options to acquire shares of Common Stock which are currently exercisable and which were awarded under a Company equity incentive plan.

Chan Chang Chin Ying owns 719,643 shares of Common Stock. These shares were acquired by Ms. Chan in July 1992 through the use of her personal funds.

Edward K. Chiu owns 190,000 shares of Common Stock. These shares were acquired by Mr. Chiu in November 1999 in exchange for services performed for the Company.

Item 4. Purpose of Transaction.

Eric K. Chan acquired his 199,811 shares of Common Stock in July 1992 for investment purposes.

Bert Chan acquired his 218,962 shares of Common Stock in July 1992 for investment purposes.

Philip S. Chan acquired 320,744 shares of Common Stock in July 1992 for investment purposes. In June 2007, Philip S. Chan acquired options to acquire 100,000 shares of Common Stock, which are currently exercisable as an award under a Company equity incentive plan.

Chan Chang Chin Ying acquired her 719,643 shares of Common Stock in July 1992 for investment purposes.

Edward K. Chiu acquired his 190,000 shares of Common Stock in November 1999 for investment purposes.

The Reporting Persons together with Ella Y. T. C. Chan and the Estate of Chiu M. Chan (collectively, the “Other Group Members”) may constitute a group under the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Although no action has yet been taken, the Reporting Persons and the Other Group Members are considering taking action by written consent without a meeting to remove Ping S. Chu, James G. Gerace and Stephen L. Huber as directors of the Company.

Nothing contained in this Schedule 13D shall be construed as an admission that any of the Reporting Persons is the beneficial owner of any other Reporting Persons’ or Other Group Members’ Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock owned by the other Reporting Persons and the Other Group Members.

Except as disclosed in this Item 4, none of the Reporting Persons have any other current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to its investments in the Company as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Company, or to formulate other purposes, plans or proposals in the future depending on market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

All information relating to percentage ownership of the Company’s Common Stock set forth in this Statement is as of the date hereof, based upon the 14,543,626 shares of Common Stock reported by the Company to be issued and outstanding as of July 13, 2012 in its Form 10-Q filed with the Securities and Exchange Commission on July 13, 2012.

(a) As of the date of this Schedule 13D, the Reporting Persons own an aggregate of 1,749,160 shares of Common Stock, which constitutes 11.9% of the Common Stock. Such shares include options to acquire 100,000 shares of Common Stock, which are currently exercisable, held by Philip S. Chan. As of the date of this Schedule 13D, the Reporting Persons and the Other Group Members own an aggregate of 10,283,480 shares of Common Stock, which constitutes 69.7% of the Common Stock. Such shares include (i) options to acquire 100,000 shares of Common Stock, which are currently exercisable, held by the Estate of Chiu M. Chan and (ii) options to acquire 100,000 shares of Common Stock, which are currently exercisable, held by Philip S. Chan.

(b) Each of the Reporting Persons and the Other Group Members has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by such Reporting Person or Other Group Member.

(c) None of the Reporting Persons or Other Group Members effected any transactions in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4, the Reporting Persons and the Other Group Members are considering taking action by written consent without a meeting to remove certain directors of the Company. No written agreement has been entered into with respect to this matter.

Item 7. Material to Be Filed as Exhibits

Exhibit A:         Joint Filing Agreement, dated September 12, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2012

By:	/s/ Eric K. Chan
Name:	Eric K. Chan

By:	/s/ Bert Chan
Name:	Bert Chan

By:	/s/ Philip S. Chan
Name:	Philip S. Chan

By:	/s/ Chan Chang Chin Ying
Name:	Chan Chang Chin Ying

By:	/s/ Edward K. Chiu
Name:	Edward K. Chiu